Exhibit (h)(xii)

Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225

February 29, 2012

Schroder Global Series Trust
875 Third Avenue, 22nd Floor
New York, NY 10022

Re: Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from March 1, 2012 through February 28, 2013, to pay or reimburse the applicable fund to the extent that the total annual fund operating expenses of such fund (other than acquired fund fees and expenses, interest, taxes and extraordinary expenses) allocable to such fund’s Institutional Shares exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

Institutional Shares
Schroder Global Value Fund	0.70%
Schroder Global Quality Fund	0.70%

This letter agreement may only be terminated during its term by the Board of Trustees of Schroder Global Series Trust.

Sincerely,

Schroder Investment Management North America Inc.

By:	/s/ Mark A. Hemenetz
Name:	Mark A. Hemenetz
Title:	Chief Operating Officer